SEC File Number:	001-34168
CUSIP Number:	G6891 W101

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

PANSOFT COMPANY LIMITED

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	June 30, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PANSOFT COMPANY LIMITED
Full Name of Registrant

Former Name if Applicable

QUILU SOFTWARE PARK BUILDING 3/F
Address of Principal Executive Office (Street and Number)

HIGH-TECH DISTRICT, JINAN, PEOPLE’S REPUBLIC OF CHINA
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

As previously disclosed, Pansoft Company Limited, a British Virgin Island company, (the “Company”) entered into Agreement and Plan of Merger dated May 16, 2012 (the “Merger Agreement”), by and among the Company, Timesway Group Limited, British Virgin Islands company (“Timesway”) and Genius Choice Capital Limited, a British Virgin Islands company and a wholly owned subsidiary of Timesway (“Sub”). Pursuant to the Merger Agreement, the Company will merge with and into Sub, with Company surviving as a wholly-owned subsidiary of Timesway (the “Merger”). The Merger is subject to certain customary closing conditions, including the approval of stockholders of the Company. On September 26, 2012, the Company held an extraordinary meeting of stockholders in which the stockholders approved the adoption of the Merger Agreement. Immediately following the completion of the Merger, the Company will cease to be a publicly traded company and will instead become a privately-held company wholly owned by Timesway. After the Merger is completed, the Company’s common shares (the “Shares”) will cease to be listed on The NASDAQ Capital Market, and the Company will terminate the registration of the Shares under the Securities and Exchange Act of 1934, as amended, by filing a Form 15 with the SEC. Accordingly, after the effective date of the Merger, the Company will no longer be required to file periodic reports with the SEC or otherwise be subject to other disclosure obligations under U.S. federal securities laws.

The Company has satisfied all closing conditions for the Merger except for the confirmation of its filing of the Merger Agreement and related board resolutions with the Corporate Registry of the British Virgin Island. The Company expects to receive this confirmation and close the Merger by November 2, 2012. Accordingly, the Company has not filed and does not intend to file its annual report on Form 20-F for the fiscal year ended June 30, 2012.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Allen Zhang	86-531	88874455
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PANSOFT COMPANY LIMITED

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	October 31, 2012	By	/s/ Allen Zhang
Allen Zhang
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).